UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-49928

Texas United Bancshares, Inc.

(Exact name of registrant as specified in its charter)

109 North Main Street

La Grange, Texas 78945

(979) 968-8451

(Address, including zip code, and telephone number, including area code of principal executive offices)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Prosperity Bancshares, Inc., as successor to Texas United Bancshares, Inc. pursuant to the merger of Texas United Bancshares, Inc. with and into Prosperity Bancshares, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 1, 2007

By:	/s/ David Zalman
Name:	David Zalman
Title:	Chairman of the Board and
Chief Executive Officer of
Prosperity Bancshares, Inc., as successor by merger